Exhibit 99.1

NEWS RELEASE

NEWS RELEASE

Toronto, May 27, 2025

(in U.S. dollars unless otherwise noted)

Franco-Nevada Announces Acquisition of Cash Flowing Royalty on Côté Gold Mine in Ontario

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) (TSX & NYSE:FNV) is pleased to announce that it has entered into an agreement to acquire an existing royalty package on the Côté Gold Mine in Ontario from a private third party for total cash consideration of $1,050 million (the “Transaction”). The royalty package consists of a 7.5%1 gross margin royalty (the “Royalty”) on the Côté Gold Mine. The Royalty applies, on a 100% basis, to mineral production from the Chester 1, 2 & 3 claims which cover all of the Mineral Reserves and over 99.9% of current Mineral Resources on the Côté Gold Mine. Royalty deductions include cash operating costs and exclude all capital, exploration, depreciation and other non-cash costs. The Côté Gold Mine is operated through an unincorporated joint venture by IAMGOLD Corporation (“IAMGOLD”) and is owned by IAMGOLD (70%) and Sumitomo Metal Mining Co. Ltd. (“Sumitomo”) (30%). The Côté Gold Mine is one of the newest, large scale, and most modern gold mines to be built in Canada with an already extensive gold Mineral Resource base of more than 16 million ounces of Measured and Indicated Mineral Resources and 4 million ounces of Inferred Mineral Resources. Please refer to the Côté Gold Mine Royalty Acquisition presentation on our website dated May 27, 2025 for additional information.

Franco-Nevada partnered with IAMGOLD and Sumitomo for the acquisition of the Royalty, which exclusively allowed Franco-Nevada access to conduct detailed due diligence. As part of these arrangements, concurrently with closing of the Transaction (anticipated at the end of Q2 2025), the Royalty arrangements will be replaced with a new Royalty agreement with IAMGOLD and Sumitomo, which will be registered on title and, among other things, provide for clarified audit and information rights. The payment calculation methodology of the replacement Royalty is economically unchanged from the acquired Royalty. Further, as part of our partnering with IAMGOLD and Sumitomo, they will be granted an option, exercisable at their discretion, to buy down up to 50% of the Royalty at Franco-Nevada’s attributable cost in two equal tranches of 25%. The cost to repurchase the tranches are as follows: (i) the initial 25% buydown option for an IRR equal to SOFR plus 1.10% (i.e. Franco-Nevada’s cost of borrowing), exercisable within two years of closing, and (ii) the additional 25% buydown option cost for an IRR equal to 10%, following exercise of the initial option, exercisable within three years of closing. The calculation of the IRR for both options takes into account the attributable Royalty payments received up to the repurchase date2.

“We are pleased to add this new cornerstone gold royalty to our extensive portfolio in Ontario,” said Paul Brink, President & CEO of Franco-Nevada. “We appreciate the opportunity to partner with IAMGOLD and Sumitomo and the due diligence access they provided to us. Their team has developed an excellent new operation with an extensive Resource endowment that has high potential to continue expanding. We look forward to their views on Resource growth and future expansions to the mill capacity, expected in late 2026.”

Renaud Adams, President & CEO of IAMGOLD, commented: “We are pleased to welcome our new partner Franco-Nevada to the Côté Gold Mine as we continue to ramp up one of Canada’s largest and longest-life gold mines. The Côté Gold Mine is just at the beginning of its operating life with excellent opportunities being evaluated to further grow the Resource base, improve mining productivity, and optimize and expand mill throughput beyond the initial ramp up. The value upside of the Côté Gold Mine is further supported by the rapidly growing Gosselin zone which we intend to incorporate into an updated mine plan next year that will bring the Côté and Gosselin zones together to outline a Côté Gold Mine of increased scale and scope for generations to come.”

Royalty Highlights

●	Immediate Gold Cash Flow from Major Canadian Mine: The Royalty will add immediate gold revenues from a major new gold mine in Ontario. Côté Gold Mine commenced commercial production in August 2024 and continues its ramp up. IAMGOLD has provided 2025 guidance for Côté Gold Mine (on a 100% basis) of 360 to

1 For ease of reference, we refer to the Royalty as a 7.5% gross margin royalty as this percentage applies to +99.9% of the existing Mineral Resources. In fact, the acquired Royalty interests range between a 7.5% Royalty on the core of the Côté and Gosselin pits to 4.5% - 7.5% on certain peripheral properties, including over near mine exploration targets.

2 Both 25% options are subject to a minimum such that the exercise price shall be the greater of the calculated value or 25% of Franco-Nevada’s Royalty purchase price ($262.5 million).

400 koz Au at cash costs of $950/oz to $1,100/oz3 inclusive of the Royalty costs. Implied costs attributable to the Royalty are $770/oz to $930/oz assuming $3,200/oz Au. On a full year basis at IAMGOLD’s midpoint of guidance and at $3,200/oz Au, this implies annual revenue from the Royalty of $67 million ($33.5 million for H2 2025, assuming a July 1, 2025 effective date).
●	Extensive Mineral Endowment with Exploration Potential: The Côté Gold Mine has a large and rapidly growing Mineral Resource base across the Côté and Gosselin deposits for a total of 16.23 Moz of gold Measured and Indicated Mineral Resources (599.8 Mt at 0.84 g/t Au) and 4.2 Moz of gold Inferred Mineral Resources (184 Mt at 0.70 g/t Au), respectively. The Mineral Resources have grown extensively over time, doubling since the recent addition of Gosselin in 2021. Côté Gold Mine is one of the largest gold Mineral Resources in Canada with excellent potential to convert further Mineral Resources into Mineral Reserves while also growing the overall inventory. The Royalty applies to more than 99.9% of the current Mineral Resource (see map in posted presentation) and includes coverage of the two nearby targets (Clam Lake and Jack Rabbit).
●	Low-Cost Production from a Modern Operating Gold Mine: Côté Gold Mine is a new, modern operation utilizing a fully autonomous haul truck fleet, autonomous drilling and power efficient HPGR milling capability. Côté Gold Mine is expected to be in the lower half of the cost curve and benefits from low cost, clean hydroelectric power. In Q1 2025, cash costs of $1,260/oz inclusive of the Royalty reflected increased maintenance and repairs associated with the ongoing ramp up. Cash costs are expected to decline through the year as volumes increase and operating processes are refined. In addition, approximately $130/oz of cash costs were attributable to the Royalty in Q1 2025.
●	Excellent Expansion Potential: The large Mineral Resource base provides excellent potential to expand the milling capacity. In the near term, we expect the mill to ramp-up to nameplate capacity of 13 Mtpa by year end, in concert with the installation of additional crushing capacity to debottleneck the secondary comminution circuit. Longer term, based on our due diligence, Franco-Nevada believes the Côté mill has the potential to be expanded up to 20 Mtpa, which would better align with the current mining capacity of 54 Mtpa and strip ratio of 2:1.

Additional Considerations

The acquisition is expected to close at the end of Q2 2025, with the effective date of the Transaction being the earlier of closing and July 1, 2025, providing Franco-Nevada an economic interest in the Royalty from such date.

Financing the Transaction

Franco-Nevada is well positioned to finance the Transaction from available capital. The Company currently has approximately $2 billion in available capital and continues to generate $275-$300 million in free cash flow each quarter. The Company remains well positioned to continue to add to its portfolio.

Advisors

RBC Capital Markets is acting as financial advisor to the private third-party seller.

Franco-Nevada Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Paul Brink	Eaun Gray	Matthew Begeman
President & CEO	Chief Investment Officer	VP, Business Development
416-306-6305	416-306-6342	647-535-2642
info@franco-nevada.com

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa, including Côté Gold (Canada), Westwood (Canada) and Essakane (Burkina Faso). On March 31, 2024, the Company commenced production at Côté Gold, in partnership with Sumitomo Metal Mining Co. Ltd., a mine that has the potential to be among the largest gold mines in Canada. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts. IAMGOLD employs approximately 3,700 people and is committed to maintaining its culture of accountable mining through high standards of Environmental,

3 As disclosed in IAMGOLD's Management's Discussion & Analysis for the year ended December 31, 2024 and dated February 20, 2025.

Social and Governance practices. IAMGOLD is listed on the New York Stock Exchange (NYSE: IAG) and the Toronto Stock Exchange (TSX: IMG).

Additional Information

Scientific and technical information included in this news release has been reviewed by Darrol van Deventer, Vice President, Mining of Franco-Nevada, a non-independent qualified person under National Instrument 43-101.

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, including the expected timing of closing the transactions, the expected future performance of the Côté Gold Mine and the Royalty, and production and mine life estimates relating to the Côté Gold Mine. No assurance can be given that the transactions will close, on the expected timing or at all. In addition, statements relating to mineral resources and mineral reserves, gold equivalent ounces (“GEOs”) or mine lives are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such mineral resources and mineral reserves, GEOs or mine lives will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; proposed tariff and other trade measures that may be imposed by the United States and proposed retaliatory measures that may be adopted by its trading partners; the adoption of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the mineral resources and mineral reserves contained in technical reports; rate and timing of production differences from mineral resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, sinkholes, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of future pandemics; and the integration of acquired assets. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to (i) the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof, or (ii) the future status and any potential restart of the Cobre Panama mine or the outcome of any related arbitration proceedings. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form as well as Franco-Nevada’s most recent Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities on www.sedarplus.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.